FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 800
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

July 14, 2014

ITEM 3 ——	News Release

A news release was disseminated on July 14, 2014 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

The Company issued 270,000 common share purchase warrants (collectively, the “Warrants” and each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one common share of the Company (a “Warrant Share”) at a price of $0.10 for a period of 36 months, expiring on July 14, 2017.

ITEM 5 ——	Full Description of Material Change

The Company issued the Warrants. Each Warrant entitles the holder thereof to acquire one Warrant Share at a price of $0.10 for a period of 36 months, expiring on July 14, 2017. The Warrants are, and the Warrant Shares issued upon exercise of the Warrants will be, subject to resale restrictions pursuant to applicable securities law requirements and notably to a hold period of four months plus one day from the date that they were issued, expiring on November 15, 2014.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Friedman, Executive Vice-President Corporate Development

(416) 250- 1955

ITEM 9 ——	Date of Report

July 30, 2014